SciVac Therapeutics Inc.

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Raj Rajan
Hillary Daniels
Pamela Howell

Re:	SciVac Therapeutics Inc.
Registration Statement on Form F-4, as amended
File No. 333-208761

Ladies and Gentlemen:

SciVac Therapeutics Inc., a corporation organized under the laws of British Columbia, Canada (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-4 (as amended, the “Registration Statement”) so that such Registration Statement shall become effective at 12:00 p.m. (Washington, D.C. time) on Friday, April 8, 2016 or as soon thereafter as practicable.

The Company hereby acknowledges as follows:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Dr. Curtis A. Lockshin at the address first set forth above.

Respectfully yours,

SciVac Therapeutics Inc.

By:	/s/ Curtis A. Lockshin
Curtis A. Lockshin
President and Chief Executive Officer